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                                  EXHIBIT 99.19
Diodes Incorporated
FOR IMMEDIATE RELEASE

Diodes Manufacturing Receives Environmental Management Certification ISO-14001

Westlake Village, California -- November 28, 2000 -- Diodes Incorporated (Nasdaq: DIOD), a leading manufacturer and supplier of high quality discrete semiconductors, primarily to the communications, computing, electronics and automotive industries, today announced that its Chinese manufacturing facility has been granted ISO-14001 certification.

ISO-14001 certification covers environmental management systems and the way in which organizations minimize harmful effects on the environment caused by the manufacturing process. Certification is granted after an extensive series of on-site audits demonstrate compliance with the Environmental Management Systems Standards.

Speaking about the certification, C.H. Chen, President and CEO of Diodes Incorporated, said, "We are committed to maintaining the highest standards in every facet of Diodes' operations. We are justifiably proud of our hard-earned reputation in supplying quality products and delivering exceptional customer service, and believe that it is of equal importance that we, as a global organization, demonstrate a keen awareness of our wider responsibilities to the environment and society as a whole."

The Diodes-China manufacturing facility is producing at a run rate of approximately 2.5 billion units per year and current expansion is expected to achieve a run rate of over 4 billion units by the end of next year. The facility has already received QS-9000 (automotive) and ISO-9002 (quality control) certifications.

Pending the completion of the recently announced FabTech acquisition, Diodes-China's manufacturing, Diodes-North America (corporate sales, marketing, engineering and logistics headquarters), Diodes-Taiwan (Asia-Pacific sales, logistics and distribution center), and Diodes-FabTech (wafer foundry) will begin to realize our strategic goal of becoming a vertically integrated manufacturer and supplier of discrete semiconductors. This strategy will take the Company to the next level and is designed to enable Diodes to accelerate the development and introduction of new technology into its products.

The ISO (International Organization for Standardization) is a worldwide federation of national standards bodies, comprising members from 127 countries. The object of the organization is to promote the development of standardization and related activities throughout the world, with a view to facilitating the international exchange of goods and services and the development of cooperation in the spheres of intellectual, scientific, technological and economic activity. To meet ISO-14001 standards, a company or a facility must implement processes to control and improve operational activities impacting the environment and demonstrate a thorough environmental management system that embraces the concept of continual improvement.

About Diodes Incorporated
Diodes, Inc. (Nasdaq: DIOD) is a leading manufacturer and supplier of high-quality discrete semiconductor products, serving the communications, computer, electronics and automotive markets. The Company operates two Far East subsidiaries, Diodes-China (QS-9000, ISO-9002, ISO-14001 certified) in Shanghai and Diodes-Taiwan (ISO-9000 certified) in Taipei. Diodes-China's manufacturing focus is on surface-mount devices destined for wireless devices, notebook computers, pagers, PCMCIA cards and modems, among others. Diodes-Taiwan is our Asia-Pacific sales, logistics and distribution center. In addition, the Company signed a letter of intent to acquire FabTech, Inc., a 5" wafer foundry located just outside Kansas City, Missouri. The Company's ISO-9000 corporate sales, marketing, engineering and logistics headquarters is located in Southern California. For further information, visit the Company's website at http://www.diodes.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, such factors as fluctuations in product demand, the introduction of new products, the Company's ability to maintain customer and vendor relationships, technological advancements, impact of competitive products and pricing, growth in targeted markets, risks of foreign operations, and other information detailed from time to time in the Company's filings with the United States Securities and Exchange Commission.


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Source:  Diodes Incorporated
CONTACT: Crocker Coulson, Partner, Coffin Communications Group; (818) 789-0100 e-mail: crocker.coulson@coffincg.com or Carl Wertz, Chief Financial Officer, Diodes Incorporated; (805) 446-4800

Recent news releases, annual reports, and SEC filings are available at the Company's website: http://www.diodes.com. Written requests may be sent to Investor Relations, Diodes Incorporated, 3050 E. Hillcrest Drive, Westlake Village, CA 91362, or they may be e-mailed to:
diodes-fin@diodes.com.

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